EXHIBIT 99.1

September 17, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES SUBMISSION OF THE ENVIRONMENTAL IMPACT ASSESSMENT (“EIA”)

•	The Maricunga Lithium Project (the “Maricunga Project”) achieves a major milestone by submitting the project Environmental Impact Assessment (“EIA”) to the Chilean Environmental Authority, SEA (“Servicio de Evaluación Ambiental”), after more than 2 years of preparation. Environmental process has now begun and approval is expected to be obtained by the end of 2019.

•	The Maricunga Project will provide significant economic and social benefits for the Country and the Atacama Region. The Company expects to continue working closely with the Chilean authorities and contribute to strength the country’s position on the global Lithium Industry.

•	The EIA submission follows the Resource Report and Preliminary Economic Assessment (“PEA”) completed in 2017 and the Nuclear Commission (“CCHEN”) permit obtained in 2018. The Definitive Feasibility Study (“DFS”) is expected to be finalized and released by the end of the year, which demonstrate the value of the Maricunga Project.

Vancouver, British Columbia - Bearing Lithium Corp. (“Bearing” or the “Company”) (TSX Venture: BRZ) (OTCQB:BLILF) (FRANKFURT: B6K2) through the JV Company, Minera Salar Blanco (“MSB”), is pleased to announce the submission of the Environmental Impact Assessment Report (“EIA”) for the Maricunga Lithium Project (the “Maricunga Project”) to the Chilean Environmental Authority, SEA (“Servicio de Evaluación Ambiental”). Bearing holds an 18% interest in the Maricunga Project through its corresponding 18% ownership in MSB.

The EIA is the culmination of more than two years of data collection, aggregation and analysis prepared by management and internationally-renowned consulting experts including MWH – Stantec, Worley Parsons and Flo Solutions. The EIA is comprised of in-depth data gathering and analysis, environmental and engineering studies, and monitoring campaigns.

The EIA document, which is a thorough and comprehensive document of over 11,000 pages, includes complete environmental baselines, hydrological and hydrogeological modelling, human, archaeological, fauna and flora characterization and impact evaluation. It also represents an extensive collaboration and relationship with the Colla indigenous communities on the area, regional authorities and local organizations.

Approval of the EIA is expected to be obtained by the end of 2019 for MSB to be ready for a construction decision. Under the Chilean law, the state is required to provide notice within 40 days of submission if there are any deficiencies in the EIA before moving into the formal assessment process.

The EIA submission follows the NI 43-101 and JORC Resource Report and Preliminary Economic Assessment (“PEA”) completed in 2017, as well as the Nuclear Commission (“CCHEN”) permit obtained in 2018, which demonstrated robust economics for the Maricunga Project.

The Definitive Feasibility Study (“DFS”) for the Maricunga Project, which is being prepared by Worley Parsons, is expected to be released in December. The outstanding items, which include reserve modelling and engineering for the production plants, are being completed by GEA Messo in Germany and are nearing completion.

In addition, discussions with major Chilean and international institutions are progressing with the objective of finalizing a letter of intent in H2/2019 for project financing. A number of international companies have approached MSB regarding off-take agreements and project participation, with discussions continuing in parallel with the finalization of the development activities of the Maricunga Project.

Cristobal García-Huidobro, MSB’s Chief Executive Officer commented: “We are excited to have submitted our EIA assessment which has been the culmination of over two years of work by our team and consultants. As part of our submission, we have made the decision to provide additional studies and more extensive reviews than required to ensure that the EIA submitted was of the highest standard. The critically important and extremely technically complicated hydrological and hydrogeological modelling has provided us with positive outcomes and reaffirms the robust financial projections which will be included in the DFS later this year. The engagement with the local communities has enabled the project to be welcomed in the Maricunga area and we are confident we can expect positive outcomes within the EIA review process.”

Jeremy Poirier, Bearing’s CEO and President commented: “The extensiveness of our EIA submission and project development work demonstrates our commitment to the advancement and value of the Maricunga Project. This EIA submission represents a key step forward for the Maricunga Project on its development path to become one of the global suppliers for the lithium industry.”

A copy of the EIA report can be found at www.sea.gob.cl.

Contributing Specialist Consultants

There are many rigorous technical studies which serve as references to the EIA. These have been conducted by carefully selected and well-known international experts. Bearing and Minera Salar Blanco S.A are appreciative of the efforts of its internal management team and the following independent consultants who prepared and contributed to the EIA.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a lithium-focused mineral exploration and development company. Its primary asset is an 18% interest in the Maricunga lithium brine project in Chile. The Maricunga Project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the Maricunga Project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q4/2018, have been fully-funded by the earn-in joint-venture partner.

ON BEHALF OF THE BOARD

Signed “Jeremy Poirier”

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statements Regarding Forward Looking Information

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. Forward-looking statements in this press release relate to, among other things, approval of the Environmental Impact Assessment, completion of a Definitive Feasibility Study, project financing and the future prospects of the Maricunga Project. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, the Company does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.